Filed by Factorial Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Cartesian Growth Corporation III

(Commission File No. 001-42629)

Set forth below are internal company communications to employees and certain independent contractors of Factorial via email on January 7, 2026 in connection with the proposed Business Combination.

RSU Holder FAQs

This document is intended to provide guidance on frequently asked equity award holder questions relating to the deSPAC transaction between Factorial Inc. (“Factorial”) and Cartesian Growth Corporation III (“CGC”) (such deSPAC transaction, the “Business Combination”). The following questions and answers are not a complete summary, and are intended to provide a general summary of the treatment of Factorial RSU awards under Factorial’s 2019 Stock Incentive Plan. This summary is informal in nature and the treatment of your equity is governed by the terms of the Business Combination Agreement, dated December 18, 2025, by and among Factorial, CGC and Fenway MS, Inc. (as amended to date, the “Business Combination Agreement”). In connection with the consummation of the Business Combination, CGC will be renamed Factorial Holdings, Inc. (“PubCo”). In the event of any conflict between the terms of this document and the terms of the Business Combination Agreement, the terms of the Business Combination Agreement shall govern and control.

When do we become public company?

When the Business Combination closes. At that time, which is anticipated to be in mid-2026, PubCo will be traded on a national securities exchange, which is expected to be NASDAQ. Until that time, Factorial remains a private company focused on our mission.

What happens to my pre-deSPAC Factorial RSUs in the Business Combination?

Upon closing of the Business Combination, each pre-deSPAC Factorial RSU that you hold will be exchanged for a number of PubCo RSUs equal to the number of pre-deSPAC Factorial RSUs, multiplied by the exchange ratio (rounded down to the nearest whole share).

For example – assuming a 3.7 exchange ratio, if you currently have 100 pre-deSPAC Factorial RSUs, then following the closing of the Business Combination, you would have 370 PubCo RSUs.

Will the terms of my pre-deSPAC Factorial RSUs change?

Each of your pre-deSPAC Factorial RSUs will be exchanged for PubCo RSUs that will continue to vest in accordance with the original vesting schedule for the pre-deSPAC Factorial RSUs and will generally be subject to the same terms as applied to your pre-deSPAC Factorial RSUs but the PubCo RSUs will be issued under and subject to the terms of a new PubCo equity incentive plan that will be adopted in connection with the Business Combination.

However, the Liquidity Event Vesting Requirement (as defined in the applicable pre-deSPAC Factorial RSU award agreement) applicable to the pre-deSPAC Factorial RSUs will be satisfied on the closing of the Business Combination. Following satisfaction of the Liquidity Event Vesting Requirement, the PubCo RSUs for which the pre-deSPAC Factorial RSUs were exchanged will continue to be subject to the same time-based and/or performance-based vesting conditions as applied to the corresponding pre-deSPAC Factorial RSUs.

Do I need to do anything to receive PubCo RSUs for my pre-deSPAC Factorial RSUs?

No. You are not required to exercise or otherwise take any action with respect to your pre-deSPAC Factorial RSUs in order to receive the PubCo RSUs.

Will the exchange of pre-deSPAC Factorial RSUs for PubCo RSUs trigger a taxable event?

The exchange of pre-deSPAC Factorial RSUs for PubCo RSUs should not trigger a taxable event.

Factorial cannot provide financial and tax advice to employees or other service providers, so we encourage you to consult with a financial and/or tax advisor to understand any considerations specific to your personal financial and tax planning.

How do we view our current pre-deSPAC Factorial RSUs?

You can currently view your current pre-deSPAC Factorial equity in Carta. Factorial intends to migrate to a new equity administration platform following the Business Combination. You will be informed when you can view and access the public company platform.

When will I be able to sell shares on the public market?

All of the PubCo shares received by Factorial stockholders, including pursuant to Factorial equity awards, in the Business Combination, will be subject to limitations on transfers under PubCo’s bylaws (commonly called a
“lockup”) until, with respect to 25% of such shares, six months after closing, with respect to another 25% of such shares, nine months after closing and, with respect to the remaining 50% of such shares, one year after closing. Such transfer restrictions are subject to early termination if PubCo’s common stock achieves certain trading price conditions. Trading also is subject to the effectiveness of a Form S-8 registration statement, which will be no earlier than 60 days after the closing of the Business Combination.

If I have questions, who can I contact for help?

If you have questions, please contact Dan Jossman (dmj53@factorialenergy.com).

Option Holder FAQs

This document is intended to provide guidance on frequently asked equity award holder questions relating to the deSPAC transaction between Factorial Inc. (“Factorial”) and Cartesian Growth Corporation III (“CGC”) (such deSPAC transaction, the “Business Combination”). The following questions and answers are not a complete summary, and are intended to provide a general summary of the treatment of Factorial option awards under Factorial’s 2019 Stock Incentive Plan. This summary is informal in nature and the treatment of your equity is governed by the terms of the Business Combination Agreement, dated December 18, 2025, by and among Factorial, CGC and Fenway MS, Inc. (as amended to date, the “Business Combination Agreement”). In connection with the consummation of the Business Combination, CGC will be renamed Factorial Holdings, Inc. (“PubCo”). In the event of any conflict between the terms of this document and the terms of the Business Combination Agreement, the terms of the Business Combination Agreement shall govern and control.

When do we become public company?

When the Business Combination closes. At that time, which is anticipated to be in mid-2026, PubCo will be traded on a national securities exchange, which we expect to be NASDAQ. Until that time, Factorial remains a private company focused on our mission.

What happens to my pre-deSPAC Factorial options in the Business Combination?

Upon closing of the Business Combination, pre-deSPAC Factorial options will continue, but will become options to purchase shares of common stock of PubCo and will be adjusted by an exchange ratio. As a result, each of your pre-deSPAC Factorial options will be exchanged for an option to purchase a number of shares of PubCo common stock equal to the number of shares subject to the pre-deSPAC Factorial option, multiplied by the exchange ratio (rounded down to the nearest whole share), and will have a per share exercise price equal to the per share exercise price of your pre-deSPAC Factorial option, divided by the exchange ratio (rounded up to the nearest whole cent). The aggregate spread value of your PubCo option will remain approximately the same as your pre-deSPAC Factorial option. Currently, we estimate the exchange ratio to be approximately 3.7 (based on multiple assumptions, and subject to adjustment based off final numbers at closing).

For example – assuming a 3.7 exchange ratio, if you currently have a pre-deSPAC Factorial option to purchase 100 shares with an exercise price of $10.00 per share, then following the closing of the Business Combination, you would have a PubCo option to purchase 370 shares (100 pre-deSPAC Factorial option shares x 3.7, rounded down to the nearest whole share) with a per share exercise price of $2.71 ($10.00 per pre-deSPAC option share / 3.7, rounded up to the nearest whole cent).

Will the terms of my pre-deSPAC Factorial options change?

Generally, the terms, including vesting terms, of your pre-deSPAC Factorial options will be unaffected by the Business Combination. More specifically, each of your unvested pre-deSPAC Factorial options will be exchanged for a PubCo option that will continue to vest in accordance with the original vesting schedule for the pre-deSPAC Factorial option and will generally be subject to the same terms as applied to your pre-deSPAC Factorial option but the PubCo option will be issued under and subject to the terms of a new PubCo equity incentive plan that will be adopted in connection with the Business Combination. Your vested pre-deSPAC Factorial options will be exchanged for PubCo options, and will remain vested and will generally subject to the same terms as applied to your pre-deSPAC Factorial option but the PubCo option will be issued under and subject to the terms of a new PubCo equity incentive plan that will be adopted in connection with the Business Combination.

Do I need to do anything to receive PubCo options for my pre-deSPAC Factorial options?

No. You are not required to exercise or otherwise take any action with respect to your pre-deSPAC Factorial options in order to receive the PubCo options.

Will the exchange of pre-deSPAC Factorial options for PubCo options trigger a taxable event?

The exchange of pre-deSPAC Factorial options for PubCo options should not trigger a taxable event.

Factorial cannot provide financial and tax advice to employees or other service providers, so we encourage you to consult with a financial and/or tax advisor to understand any considerations specific to your personal financial and tax planning.

How do we view our current pre-deSPAC Factorial options?

You can currently view your current pre-deSPAC Factorial equity in Carta. Factorial intends to migrate to a new equity administration platform following the Business Combination. You will be informed when you can view and access the public company platform.

What if I want to exercise my pre-deSPAC Factorial options or PubCo options?

In order to help ensure compliance with laws and regulations, we have generally imposed a blackout on option exercises, effective immediately. However, prior to the closing of the Business Combination, the Company will have certain open exercise windows during which options may be exercised. Those open exercise windows will be communicated to you in advance by the Company.

Following the closing of the Business Combination, you may exercise your PubCo options, subject to compliance with any applicable insider trading policies of PubCo, after PubCo’s filing of a registration statement on Form S-8 to register the issuance of shares under PubCo’s equity incentive plan, which will be no earlier than 60 days after the closing of the Business Combination.

What are the tax consequences of exercising my options?

The following discussion summarizes the current principal U.S. federal income tax consequences of the exercise of stock options. It does not describe all U.S. federal tax consequences, nor does it describe state, local or non-U.S. tax consequences that may vary from jurisdiction to jurisdiction. You are advised to consult with a competent tax advisor for additional information about your particular circumstances.

If you exercise an incentive stock option (ISO) and do not dispose of the shares received upon exercise until the later of (1) two years from the date the incentive stock option was granted or (2) one year from the date the shares were transferred to you following exercise, the entire gain, if any, realized when you dispose of your shares will be taxable to you as long-term capital gain and may be subject to the net investment income tax (applicable if your adjusted gross income is above a certain threshold).

You will not have any additional FICA (Social Security) taxes when you exercise your incentive stock option. However, the federal income tax system includes a separate tax, the alternative minimum tax, intended to ensure that taxpayers cannot completely eliminate all income taxes through the use of various special provisions of the Internal Revenue Code. For purposes of calculating whether you owe any alternative minimum tax, you will have to report the difference between the value of the shares received upon exercise on the date you exercise the option and the amount you pay for the shares as though it were taxable compensation. As a result, and depending on your particular circumstances, you may have to pay an alternative minimum tax when you exercise an incentive stock option even though you have no taxable income for regular income tax purposes because you do not sell the shares you acquire as a result of the option exercise until a subsequent year.

If you dispose of the shares you received when you exercised an incentive stock option within the one-year or two-year periods described above, it will be considered a “disqualifying disposition.” You will generally realize ordinary income in the year of the disposition equal to the excess of (1) the lesser of (x) the amount, if any, realized on the disposition and (y) the fair market value of the shares on the date the stock option was exercised over (2) the option exercise price. Any additional gain or loss that you realize on the disposition will be long-term or short-term capital gain or loss, depending upon your holding period for the shares, and may be subject to the net investment income tax.

Generally, if you exercise an incentive stock option more than three months after your employment with Factorial terminates, the stock option will be treated as a non-qualified stock option for U.S. federal income tax purposes.

When you exercise a non-qualified stock option (NSO), you will have taxable ordinary income equal to the excess of the fair market value of the shares received on the exercise date over the option exercise price of the shares. You will also have additional FICA (Social Security) taxes on the amount of such excess. If you are an employee or former employee, Factorial will generally have a tax withholding obligation with respect to such income. Your tax basis for the shares that you acquire when you exercise a non-qualified stock option will be increased by the amount of such taxable income. When you sell the shares of Common Stock that you acquired by exercising a non-qualified stock option, you will realize long-term or short-term capital gain or loss equal to the difference between the fair market value of the shares on the date of exercise and the aggregate sale price of the shares, depending upon your holding period for such shares and, such amount may be subject to the net investment income tax.

What happens to my pre-deSPAC Factorial shares?

Upon closing of the Business Combination, each pre-deSPAC Factorial common share that you hold (if any) will be exchanged into a number of PubCo shares equal to the number of pre-deSPAC Factorial shares, multiplied by the exchange ratio (rounded down to the nearest whole share).

When will I be able to sell shares on the public market?

All of the PubCo shares received by Factorial stockholders, including pursuant to Factorial equity awards, in the Business Combination, will be subject to limitations on transfers under PubCo’s bylaws (commonly called a
“lockup”) until, with respect to 25% of such shares, six months after closing, with respect to another 25% of such shares, nine months after closing and, with respect to the remaining 50% of such shares, one year after closing. Such transfer restrictions are subject to early termination if PubCo’s common stock achieves certain trading price conditions. Trading also is subject to the effectiveness of a Form S-8 registration statement, which will be no earlier than 60 days after the closing of the Business Combination.

If I have questions, who can I contact for help?

If you have questions, please contact Dan Jossman (dmj53@factorialenergy.com).

RSA Holder FAQs

This document is intended to provide guidance on frequently asked equity award holder questions relating to the deSPAC transaction between Factorial Inc. (“Factorial”) and Cartesian Growth Corporation III (“CGC”) (such deSPAC transaction, the “Business Combination”). The following questions and answers are not a complete summary, and are intended to provide a general summary of the treatment of Factorial restricted stock awards under Factorial’s 2019 Stock Incentive Plan. This summary is informal in nature and the treatment of your equity is governed by the terms of the Business Combination Agreement, dated December 18, 2025, by and among Factorial, CGC and Fenway MS, Inc. (as amended to date, the “Business Combination Agreement”). In connection with the consummation of the Business Combination, CGC will be renamed Factorial Holdings, Inc. (“PubCo”). In the event of any conflict between the terms of this document and the terms of the Business Combination Agreement, the terms of the Business Combination Agreement shall govern and control.

When do we become public company?

When the Business Combination closes. At that time, which is anticipated to be in mid-2026, PubCo will be traded on a national securities exchange, which is expected to be NASDAQ. Until that time, Factorial remains a private company focused on our mission.

What happens to my pre-deSPAC restricted stock awards (RSAs)?

Upon closing of the Business Combination, each pre-deSPAC RSA that you hold (if any) will be exchanged into a number of PubCo RSAs equal to the number of pre-deSPAC RSAs, multiplied by the exchange ratio (rounded down to the nearest whole share).

For example – assuming a 3.7 exchange ratio, if you currently have 100 pre-deSPAC Factorial RSAs, then following the closing of the Business Combination, you would have 370 Pubco RSAs (100 pre-deSPAC Factorial RSAs x 3.7, rounded down to the nearest whole share).

Will the terms of my pre-deSPAC Factorial RSAs change?

Each of your pre-deSPAC Factorial RSAs will be exchanged for PubCo RSAs and will generally be subject to the same terms as applied to your pre-deSPAC Factorial RSAs but the PubCo RSAs will be issued under and subject to the terms of a new PubCo equity incentive plan that will be adopted in connection with the Business Combination.

Do I need to do anything to receive PubCo RSAs for my pre-deSPAC RSAs?

No. You are not required to exercise or otherwise take any action with respect to your pre-deSPAC Factorial RSAs in order to receive the PubCo RSAs.

Will the exchange of pre-deSPAC Factorial RSAs for PubCo RSAs trigger a taxable event?

The exchange of pre-deSPAC Factorial RSAs for PubCo RSAs should not trigger a taxable event.

Factorial cannot provide financial and tax advice to employees or other service providers, so we encourage you to consult with a financial and/or tax advisor to understand any considerations specific to your personal financial and tax planning.

How do we view our current pre-deSPAC Factorial RSAs?

You can currently view your current pre-deSPAC Factorial equity in Carta. Factorial intends to migrate to a new equity administration platform following the Business Combination. You will be informed when you can view and access the public company platform.

When will I be able to sell shares on the public market?

All of the PubCo shares received by Factorial stockholders, including pursuant to Factorial equity awards, in the Business Combination, will be subject to limitations on transfers under PubCo’s bylaws (commonly called a
“lockup”) until, with respect to 25% of such shares, six months after closing, with respect to another 25% of such shares, nine months after closing and, with respect to the remaining 50% of such shares, one year after closing. Such transfer restrictions are subject to early termination if PubCo’s common stock achieves certain trading price conditions. Trading also is subject to the effectiveness of a Form S-8 registration statement, which will be no earlier than 60 days after the closing of the Business Combination.

If I have questions, who can I contact for help?

If you have questions, please contact Dan Jossman (dmj53@factorialenergy.com).

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed business combination (“Business Combination”) pursuant to that certain Business Combination Agreement (“BCA”), dated as of December 17, 2025, by and among Cartesian Growth Corporation III, a Cayman Islands exempted company (“CGC”), Fenway MS, Inc., a Delaware corporation (“Merger Sub”), and Factorial Inc., a Delaware corporation (“Factorial”). The proposed Business Combination will be submitted to shareholders of CGC for their consideration. CGC and Factorial intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include preliminary and definitive proxy statements to be distributed to CGC’s shareholders in connection with CGC’s solicitations of proxies from CGC’s shareholders with respect to the proposed business combination and other matters to be described in the registration statement, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of Factorial in connection with the completion of the proposed Business Combination. After the registration statement has been filed and declared effective, CGC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters to be described in the registration statement to Factorial stockholders and CGC shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, CGC shareholders, Factorial stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by CGC in connection with the proposed Business Combination and other matters to be described in the registration statement, when they become available because they will contain important information about CGC, Factorial and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by CGC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Forward-Looking Statements

This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; financing, including the private placement of common stock in connection with the proposed Business Combination (the “PIPE”), and other business milestones; potential benefits of the proposed Business Combination and other related transactions; and expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in communication, and on the current expectations of Factorial’s and CGC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Factorial and CGC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcement or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Business Combination and other related transactions; failure to realize the anticipated benefits of the proposed Business Combination and other related transactions; ability to successfully consummate the PIPE, or obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against CGC or Factorial related to the proposed Business Combination; the effects of competition on Factorial’s future business; the approval by CGC’s public shareholders of the Business Combination and related transactions, the amount of redemption requests made by CGC’s public shareholders. Additional risks related to Factorial’s business include, but are not limited to: the development of batteries is complex and the timing of development cannot be assured; delays in the development of its batteries could adversely affect Factorial’s business and prospects; Factorial may be unable to adequately control the costs associated with its operations and the components necessary to develop and commercialize its solid-state battery technology; Factorial may not be able to accurately estimate the future supply and demand for its batteries, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue and profits; Factorial’s expectations and targets regarding when it will achieve various technical, pre-production and production objectives depend in large part upon assumptions and analyses developed by Factorial, and if these assumptions or analyses prove to be incorrect, Factorial may not achieve these milestones when expected or at all; if Factorial’s existing customers with whom it has collaboration agreements do not make subsequent purchases from it, Factorial will not receive revenue from such customers, and its results of operations would be adversely impacted; Factorial is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses from operations; Factorial’s business plan has yet to be tested, and it may not succeed in executing on its strategic plans, including commercialization; Factorial relies heavily on its intellectual property portfolio, and if it is unable to protect its intellectual property rights, Factorial’s business and competitive position would be harmed; Factorial’s patent applications may not result in issued patents or its patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on its ability to prevent others from interfering with its commercialization of its products; governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject Factorial to liability or loss of contracting privileges, limit its ability to transfer technology or compete in certain markets and affect its ability to hire qualified personnel; and changes in U.S. and foreign government policy, including the imposition of or increases in tariffs and changes to existing trade agreements, could have a material adverse effect on global economic conditions and Factorial’s business, financial condition, results of operations and prospects. Additional risks related to CGC include those factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CGC’s final prospectus for its initial public offering filed with the SEC on May 5, 2025 (“CGC IPO Final Prospectus”), and in those documents that CGC has filed, or will file, with the SEC. If any of these risks materialize or CGC’s or Factorial’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC nor Factorial presently know or that CGC and Factorial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CGC’s and Factorial’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. CGC and Factorial anticipate that subsequent events and developments will cause CGC’s and Factorial’s assessments to change. These forward-looking statements should not be relied upon as representing CGC’s and Factorial’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither CGC, Factorial nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

CGC, Factorial, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from CGC’s shareholders with respect to the proposed Business Combination and the other matters set forth in the registration statement. Information regarding CGC’s directors and executive officers, and a description of their interests in CGC is contained in the CGC IPO Final Prospectus, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement or for any other document that CGC and Factorial may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by CGC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.